                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 --------------
                                 SCHEDULE 14D-1
      TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                                 --------------
                  COURTYARD BY MARRIOTT II LIMITED PARTNERSHIP
                         A DELAWARE LIMITED PARTNERSHIP
                            (NAME OF SUBJECT COMPANY)
                               PALM INVESTORS, LLC
                      A DELAWARE LIMITED LIABILITY COMPANY
                               ARLEN CAPITAL, LLC
                     A CALIFORNIA LIMITED LIABILITY COMPANY
                                    (BIDDER)

                     UNITS OF LIMITED PARTNERSHIP INTERESTS
                         (TITLE OF CLASS OF SECURITIES)

                                      None
                      (CUSIP Number of Class of Securities)

                               Arlen Capital, LLC
                             Don Augustine, Manager
                       1650 Hotel Circle North * Suite 200
                           San Diego, California 92108
                                 (619) 686-2002
           (Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications on Behalf of Bidder)
                                 With a copy to:
                             Peter R. Pancione, Esq.
                            Gipson Hoffman & Pancione
                      1901 Avenue of the Stars * Suite 1100
                          Los Angeles, California 90067
                            Telephone: (310) 556-4660
                            Facsimile: (310) 556-8945

                                 --------------
                            CALCULATION OF FILING FEE


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
        TRANSACTION VALUATION*                     AMOUNT OF FILING FEE
              $1,875,000                                   $375
--------------------------------------------------------------------------------


* FOR PURPOSES OF CALCULATING THE FILING FEE ONLY. THIS CALCULATION ASSUMES THE PURCHASE OF 25 UNITS AT A PURCHASE PRICE OF $75,000 PER UNIT IN THE PARTNERSHIP. THE AMOUNT OF THE FILING FEE, CALCULATED IN ACCORDANCE WITH WITH REGULATION 0-11 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, EQUALS 1/50 OF ONE PERCENT OF THE VALUE OF UNITS ASSUMED TO BE PURCHASED.

[ ] CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(a)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

       AMOUNT PREVIOUSLY PAID:    NOT APPLICABLE   FILING PARTY:  NOT APPLICABLE
       FORM OF REGISTRATION NO.:  NOT APPLICABLE   DATE FILED:    NOT APPLICABLE

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


------------------                                         ---------------------
  CUSIP NO. NONE                                             Page 2 of 8 Pages
------------------                                         ---------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
   1.  Names of Reporting Persons
       S.S. or I.R.S. Identification Nos. of Above Persons

       Palm Investors, LLC - IRS Identification No.: 33-0741043
--------------------------------------------------------------------------------
   2. Check the Appropriate Box if a Member of a Group (See Instructions) (a)
                                                                           (b)
--------------------------------------------------------------------------------
   3.  SEC Use Only

--------------------------------------------------------------------------------
   4.  Sources of Funds (See Instructions)

       WC
--------------------------------------------------------------------------------
   5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

--------------------------------------------------------------------------------
   6.  Citizenship or Place of Organization

       State of Delaware
--------------------------------------------------------------------------------
   7.  Aggregate Amount Beneficially Owned By Each Reporting Person

       72.5
--------------------------------------------------------------------------------
   8.  Check if the Aggregate in Row (7) Excludes Certain Units (See
       Instructions)

--------------------------------------------------------------------------------
   9.  Percent of Class Represented by Amount in Row (7)

       Approximately 4.94%
--------------------------------------------------------------------------------
  10.  Type of Reporting Persons (See Instructions)

       OO
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

------------------                                         ---------------------
CUSIP NO. NONE                                               Page 3 of 8 Pages
------------------                                         ---------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
   1.   Names of Reporting Persons
        S.S. or I.R.S. Identification Nos. of Above Persons

        Arlen Capital, LLC - IRS Identification No: 33-0713478
--------------------------------------------------------------------------------
 2.0.  Check the Appropriate Box if a Member of a Group (See Instructions) (a)
                                                                            (b)
--------------------------------------------------------------------------------
   3.   SEC Use Only

--------------------------------------------------------------------------------
   4.   Sources of Funds (See Instructions)

        AF
--------------------------------------------------------------------------------
   5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

--------------------------------------------------------------------------------
   6.   Citizenship or Place of Organization

        State of California
--------------------------------------------------------------------------------
   7.   Aggregate Amount Beneficially Owned By Each Reporting Person

        72.5 Units
--------------------------------------------------------------------------------
   8.   Check if the Aggregate in Row (7) Excludes Certain Units (See
        Instructions)

--------------------------------------------------------------------------------
   9.   Percent of Class Represented by Amount in Row (7)

        Approximately 4.94%
--------------------------------------------------------------------------------
  10.   Type of Reporting Persons (See Instructions)

        CO
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND SUBJECT COMPANY

       (a) The name of the subject company is Courtyard by Marriott II Limited Partnership, a Delaware limited Partnership, and the address of its business offices is 10400 Fernwood, Bethesda, Maryland 20817.

       (b) The information set forth in the "Introduction" of the Offer to Purchase is incorporated herein by reference.

       This Schedule 14D-1 relates to a tender offer by Palm Investors, LLC, a Delaware limited liability company ("Purchaser"), to purchase 25 Units of Limited Partnership Interests ("Units") of Courtyard by Marriott II Limited Partnership, a Delaware limited partnership (the "Partnership"), at $75,000 per Unit, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 13, 1999, and the related Agreement of Sale (which together constitute the "Offer"), which are attached to and filed with this Schedule 14D-1 as Exhibits (a)(1) and (a)(2), respectively, and incorporated herein by reference. This Schedule 14D-1 is being filed on behalf of Purchaser.

       (c) The information set forth in the "Introduction" and Section 7 ("Purpose and Effect of the Offer") of the Offer to Purchase is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND

       (a)-(d) and (g) The information set forth in the "Introduction," Section 11 ("Certain Information Concerning the Purchaser"), Section 12 ("Source and Amount of Funds") and Schedule 1 of the Offer to Purchase is incorporated herein by reference.

       (e)-(f) During the last five years, neither the Purchaser, nor to the best of their knowledge, any of their respective executive officers and directors listed in Schedule 1 of the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

       (g) The information set forth in Schedule 1 to the Offer to Purchase is incorporated herein by this reference.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY

       (a) Not applicable.

       (b) The information set forth in Section 9 ("Past Contacts and Negotiations with General Partners") of the Offer to Purchase is incorporated herein by this reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

       (a) The information set forth in Section 12 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

       (b) Not applicable.

       (c) Not applicable.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER

       (a)-(g) The information set forth in the "Introduction," Section 7 ("Purpose and Effects of the Offer") and Section 8 ("Future Plans") of the Offer to Purchase are incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

       (a)-(b) The information set forth in the "Introduction" and Section 11 ("Certain Information Concerning the Purchaser") of the Offer to Purchase are incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES

       The information set forth in Section 9 ("Past Contracts and Negotiations With the General Partner") is incorporated herein by reference.

ITEM 8.  PERSONS RELATED, EMPLOYED OR TO BE COMPENSATED

       The information set forth in the "Introduction" and Section 15 ("Fees and Expenses") of the Offer to Purchase are incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS

       Not applicable.

ITEM 10.          ADDITIONAL INFORMATION

       (a) The information set forth in Section 9 ("Past Contracts and Negotiations with the General Partner") is incorporated herein by reference.

       (b)-(c) The information set forth in the "Introduction," Section 7 ("Purpose and Effects of the Offer") and Section 14 ("Certain Legal Matters and Regulatory Approvals") of the Offer to Purchase are incorporated herein by reference.

       (d) Not applicable.

       (e) Not applicable.

       (f) Reference hereby is made to the Offer to Purchase and the related Agreement of Sale, copies of which are attached hereto as Exhibits (a)(1) and
(a)(2), respectively, which are incorporated in their entirety herein by reference.

ITEM 11.   MATERIAL TO BE FILED AS EXHIBITS

       (a)(1) - Offer to Purchase, dated April 13, 1999.
       (a)(2) - Agreement of Sale.
       (a)(3) - Cover Letter, dated April 13, 1999, from Purchaser to Unit
                Holders.
       (a)(4) - Summary Publication.
       (b) -    Not applicable.
       (c)(1) - Not applicable.
       (d) -    Not applicable.
       (e) -    Not applicable.
       (f) -    Not applicable.


                                    SIGNATURE


       After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 13, 1999                     PALM INVESTORS, LLC


                                    By: Arlen Capital, LLC
                                           its Manager


                                           By:   /s/ Don Augustine
                                                 -------------------------------
                                                 Don Augustine, Manager


                                    ARLEN  CAPITAL, LLC


                                    By: /s/ Don Augustine
                                        ----------------------------------------
                                        Don Augustine, Manager

                                  EXHIBIT INDEX


Exhibit No.                     Description
-----------                     -----------
(a)(1) -           Offer to Purchase, dated April 13, 1999.
(a)(2) -           Agreement of Sale.
(a)(3) -           Cover Letter, dated April 13, 1999
                   from Purchaser to Limited Partners.
(a)(4)-            Summary Publication.

(b) -              Not applicable.
(c)(1) -           Not applicable.
(d) -              Not applicable.
(e) -              Not applicable.
(f) -              Not applicable.
